SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May, 2006

Copa Holdings, S.A.
 (Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

 Enclosure:          Press Release - Copa Airlines Announces Direct Service to Maracaibo, Venezuela

Copa Airlines Announces Direct Service to Maracaibo, Venezuela

The Airline Will Add Six New Cities in 2006, Increasing Its Route
Network to 36 Destinations, Including Major Cities Throughout
North, South, Central America and the Caribbean

          PANAMA CITY, May 5 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), announced today that it will begin direct flights to Maracaibo, Venezuela with six flights a week, starting July 24, 2006. Maracaibo is Venezuela’s second largest city and the capital of the state of Zulia, the most important oil-producing state.

          This year, the company will also be initiating flight service to Manaus, Brazil, and Santiago de los Caballeros in the Dominican Republic on July 15; to San Pedro Sula, Honduras, on July 24; to Montevideo, Uruguay, on August 15; and in the last quarter of the year, to Port of Spain, Trinidad & Tobago.

           “We are pleased to offer our passengers six new destinations and are moving forward with our plans for the airline’s growth in the region,” said Jorge Garcia, Commercial Vice President of Copa Airlines. “Passengers will be able to continue making their connections quickly and efficiently to numerous destinations serviced by Copa in North, Central and South America and the Caribbean through our Hub of the Americas in Panama,” he added. This flight will depart from Panama every day except Friday at 7:58 p.m., arriving in Maracaibo at 10:30 p.m. The return flight will depart Maracaibo every day except Saturday at 8:35 a.m., and will arrive in Panama at 9:15 a.m.

          The new flight to Maracaibo is in addition to two daily direct flights Copa Airlines currently offers between Panama and Caracas.

          The Panama-Maracaibo route will be serviced by the Embraer 190AR aircraft, which have a capacity of 94 passengers: 10 in business class (“Clase Ejecutiva”) and 84 in economy class, and are equipped with the most advanced technology.

          Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), is one of the leading passenger airlines in Latin America. Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa currently offers approximately 92 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean. In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental also share a strategic alliance partnership that includes joint participation in Continental’s award-winning frequent flyer program, OnePass. Copa Airlines offers nonstop service to Panama City from four U.S. cities: daily from New York City, twice daily from Miami, daily from Los Angeles, and five times a week from Orlando. For more company information, visit http://www.copaair.com .

          CPA-G

SOURCE  Copa Airlines
       -0-                                                     05/05/2006
       /CONTACT:  Contact:  Paola Valdes, Copa Airlines, +011-507-304-2927/
       /Web site:  http://www.copaair.com /

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 05/04/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO